UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of August 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: August 4th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about August 3 2004

Item 3. Press Release

August 3 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Progresses Oil & Gas Drilling and Production Operations

Wellington, New Zealand – August 3, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd is pleased to announce that the last item outstanding on the previously advised deal with Genesis Energy, has now been concluded with the receipt on Tuesday 27 July of the New Zealand Minister of Energy's consent to these agreements.

Item 5. Full Description of Material Change

Austral Progresses Oil & Gas Drilling and Production Operations

Wellington, New Zealand – August 3, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd is pleased to announce that the last item outstanding on the previously advised deal with Genesis Energy, has now been concluded with the receipt on Tuesday 27 July of the New Zealand Minister of Energy's consent to these agreements.

Genesis is, therefore, now a permit holder with Deep Petroleum rights in the PEP 38738 permit in New Zealand's onshore Taranaki Basin. Interests in the PEP 38738 Deep

Petroleum joint venture are now: Austral 25.1% (Operator), Genesis Energy 40%, IRM 19.8%, Cheal Petroleum 15.1%.

As per the Austral release of April 28th, Genesis is to fund the drilling and testing of Cardiff-2 and has entered into a gas sales agreement with the other participants. Drilling contracts are being finalized to employ the Parker Rig 246 to drill Cardiff-2.

It is expected that the Cardiff-2 well will commence around November this year, when this rig has completed its present commitments to other parties. Cardiff-2 will test the deep gas potential of a large structure from which previous wells have produced gas, but which has remained undeveloped.

The separate PEP 38738 Shallow Petroleum joint venture, which holds rights to Cheal and other similar targets in PEP 38738, is comprised of Austral Pacific 36.5% (Operator), IRM 33% and Cheal Petroleum 30.5%. An initial production test of the Mt Messenger pay in the Cheal-A3X well has now been completed, and a pressure survey is underway.

During the 30 days of production test of the lower (Mt Messenger) pay, on a range of choke sizes, a total of 6,972 barrels of oil and 4.96 million cubic feet of gas was produced, with no recognized formation water. The oil is a light sweet waxy crude, with API gravity of 38 degrees; and has been transported to the nearby Waihapa oil production station, where it has been sold to Swift Energy.

The gas is very rich in LPG's (propanes and butanes) which also have good sales value. Following the pressure survey, preparation to test the shallower Urenui pay zone is now underway. It is then planned to flow both Mt Messenger and Urenui pay zones together to establish an optimal flow regime.

The Shallow Rights joint venture will shortly place an order for pipeline sufficient to connect the gas to nearby gas processing infrastructure; and anticipates pipeline construction in the next few months. A further well, Cheal-A4, is currently being considered for near term drilling.

In offshore Western Australia, Austral Pacific's Australian subsidiaries have now transferred their combined 50% interest in AC/P26 to current participant Hardman Resources Ltd, in exchange for the grant of an option to participate in the drilling of the Anson West Prospect, when and if drilled by Hardman. The Company also no longer has an interest in AC/P31, in this same area.

The Kahili gas condensate field in PEP 38736 (Austral 45%, Operator) is near to commencement of production, with NGC (the purchaser of Kahili gas) advising that gas is scheduled to commence flow down the purpose built Kahili pipeline by mid August 2004.

CEO Dave Bennett said “The positive progress on all of Cardiff, Cheal and Kahili projects is positioning Austral to rapidly build its production revenue base and reserves position. We welcome Genesis into the exciting Cardiff project, where the upside potential for all participants is excellent.”

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

August 3 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Progresses Oil & Gas Drilling and Production Operations

Wellington, New Zealand – August 3, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd is pleased to announce that the last item outstanding on the previously advised deal with Genesis Energy, has now been concluded with the receipt on Tuesday 27 July of the New Zealand Minister of Energy's consent to these agreements.

Genesis is, therefore, now a permit holder with Deep Petroleum rights in the PEP 38738 permit in New Zealand's onshore Taranaki Basin. Interests in the PEP 38738 Deep

Petroleum joint venture are now: Austral 25.1% (Operator), Genesis Energy 40%, IRM 19.8%, Cheal Petroleum 15.1%.

As per the Austral release of April 28th, Genesis is to fund the drilling and testing of Cardiff-2 and has entered into a gas sales agreement with the other participants. Drilling contracts are being finalized to employ the Parker Rig 246 to drill Cardiff-2.

It is expected that the Cardiff-2 well will commence around November this year, when this rig has completed its present commitments to other parties. Cardiff-2 will test the deep gas potential of a large structure from which previous wells have produced gas, but which has remained undeveloped.

The separate PEP 38738 Shallow Petroleum joint venture, which holds rights to Cheal and other similar targets in PEP 38738, is comprised of Austral Pacific 36.5% (Operator), IRM 33% and Cheal Petroleum 30.5%. An initial production test of the Mt Messenger pay in the Cheal-A3X well has now been completed, and a pressure survey is underway.

During the 30 days of production test of the lower (Mt Messenger) pay, on a range of choke sizes, a total of 6,972 barrels of oil and 4.96 million cubic feet of gas was produced, with no recognized formation water. The oil is a light sweet waxy crude, with API gravity of 38 degrees; and has been transported to the nearby Waihapa oil production station, where it has been sold to Swift Energy.

The gas is very rich in LPG's (propanes and butanes) which also have good sales value. Following the pressure survey, preparation to test the shallower Urenui pay zone is now underway. It is then planned to flow both Mt Messenger and Urenui pay zones together to establish an optimal flow regime.

The Shallow Rights joint venture will shortly place an order for pipeline sufficient to connect the gas to nearby gas processing infrastructure; and anticipates pipeline construction in the next few months. A further well, Cheal-A4, is currently being considered for near term drilling.

In offshore Western Australia, Austral Pacific's Australian subsidiaries have now transferred their combined 50% interest in AC/P26 to current participant Hardman Resources Ltd, in exchange for the grant of an option to participate in the drilling of the Anson West Prospect, when and if drilled by Hardman. The Company also no longer has an interest in AC/P31, in this same area.

The Kahili gas condensate field in PEP 38736 (Austral 45%, Operator) is near to commencement of production, with NGC (the purchaser of Kahili gas) advising that gas is scheduled to commence flow down the purpose built Kahili pipeline by mid August 2004.

CEO Dave Bennett said “The positive progress on all of Cardiff, Cheal and Kahili projects is positioning Austral to rapidly build its production revenue base and reserves position. We welcome Genesis into the exciting Cardiff project, where the upside potential for all participants is excellent.”

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.